UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Deer Valley Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

244196101

(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 244196101

1.	Names of Reporting Persons.

Vicis Capital LLC

45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

NUMBER OF		13,406,749
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH	9.	Sole Dispositive Power
REPORTING
PERSON WITH		13,406,749
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,406,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

77.3%
14.	Type of Reporting Person (See Instructions)

IA

Item 1.    Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Deer Valley Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 3111 West Dr. Martin Luther King Blvd., Suite 100, Tampa, FL 33607.

Item 2.    Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 13,406,749 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 13,406,749 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 6,840,082 shares of Common Stock; (i) 492,500 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (ii) 22,463 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”); and (iii) 1,000,000 shares of the Issuer’s Series E Convertible Preferred Stock (the “Series E Preferred Stock”).

On July 7, 2009, the Fund submitted a notice of conversion to the Issuer seeking to convert 492,500 shares of Series A Preferred Stock having a stated value of $10 per share into the Issuer’s Common Stock at a conversion price of $0.75 per share, for the acquisition of 6,566,667 shares of Common Stock.  In order to be able to effect such conversion in full, on August 27, 2009, the Issuer amended its Certificate of Designations, Preferences and Rights of Series A Preferred Stock (the “Series A Certificate of Designations”) to remove certain conversion caps that had prevented the Fund from converting an amount of such Series A Preferred Stock that upon such conversion would result in the Fund beneficially owning greater than 4.99% of the outstanding Common Stock. The Issuer finalized the conversion of the Fund’s Series A Preferred Stock in conjunction with the entry by the Fund into the Option Agreement (as defined below), resulting in the acquisition by the Fund of an additional 6,566,667 shares of Common Stock.  The amendment to the Series A Certificate of Designations gave the Fund the right to acquire the shares of Common Stock underlying the shares of the Series A Preferred Stock immediately.

On January 6, 2011, Vicis Capital Master Fund entered into a Securities Option and Right of First Refusal Agreement (the “Option Agreement) with Charles Masters (the “Optionee”).  Pursuant to the Option Agreement, the Fund granted the Optionee an option, exercisable immediately, to purchase from the Fund all, but not less than all, of the following: (i) 13,406,749 shares of the Issuer’s Common Stock ; (ii) 22,463 shares of the Issuer’s Series C Preferred Stock; and (iii) 1,000,000 shares of the Issuer’s Series E Preferred Stock (the “Option”).  In consideration for the grant of the Option, the Optionee paid the Fund a purchase price of $100.  The Option expires on March 31, 2012.  Upon the Optionee’s exercise of the Option, the Optionee shall pay the Fund a purchase price of $12,000,000, and the Optionee will receive all of the securities underlying the Option.  The Fund is also subject to certain covenants as described more fully in the Option Agreement attached as Exhibit A.

The terms of each of the Certificates of Designation (collectively, the “Certificates of Designation”) designating the Series C Preferred Stock and the Series E Preferred Stock contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Series C Preferred Stock or Series E Preferred Stock to the extent that upon such exercise or conversion the Fund would beneficially own greater than 4.99% of the outstanding Common Stock.  The Certificates of Designation, however, allow the Fund to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Series C Preferred Stock and Series E Preferred Stock without the limitation imposed by the applicable conversion cap.  The Fund has not provided such notice with respect to the Series C Preferred Stock or the Series E Preferred Stock and therefore the Fund is not deemed to beneficially own any of the shares of Common Stock underlying the Series C Preferred Stock or the Series E Preferred Stock.

As a result of the foregoing transactions, when the 6,566,667 shares of Common Stock acquired as a result of the conversion of the Series A Preferred Stock are aggregated with the 6,840,082 shares of Common Stock previously acquired by the Fund, Vicis is deemed to own 13,406,749 shares of Common Stock.

Item 4.    Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

On November 22, 2010, Mr. Shad Stastney was appointed to the Issuer's board of directors.  Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review this position based upon further developments.

As permitted by law, Vicis and/or the Fund may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 13,406,749 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.  Vicis Capital LLC may be deemed to beneficially own such 13,406,749 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 13,406,749 shares of Common Stock represent approximately 77.3% of the Issuer’s outstanding Common Stock (based upon 17,334,585 shares of Common Stock outstanding at November 4, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 5, 2010 for the period ended September 30, 2010, and 13,406,749 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.   Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Securities Option and Right of First Refusal Agreement, executed January 6, 2011, between Vicis Capital Master Fund and Charles G. Masters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL LLC

January 10, 2011

Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.